United States
Securities and Exchange Commission
Washington, D.C.  20549

Form 12b-25

Notification of Late Filing

(Check one):
[  ] Form 10-K      [  ] Form 20-F       [  ] Form 11-K
[  ] Form 10-Q      [  ] Form N-SAR                [X] Form N-CSR
For the Period Ended:  November 30, 2017

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant

    Starboard Investment Trust

Former Name if Applicable

Address of Principal Executive Office (Street & Number)

116 S. Franklin Street
Rocky Mount, North Carolina 27804

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

{ (a)     the reasons described in reasonable detail in Part III of this
{ form could not be eliminated without unreasonable effort or
{ expense.
{
[X]          { (b)     The subject annual report, semi-annual report, transition
{ report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
{ Form NCSR, or portion thereof, will be filed on or before the
{ fifteenth calendar day following the prescribed due date;
{ or the subject quarterly report or transition report on form 10-Q,
{ or subject distribution report on Form 10-D, or portion
{ thereof, will be filed on or before the fifth calendar
{           day following the prescribed due date; and

{
{ (c)     The accountant's statement or other exhibit required by
{ Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Semi-Annual Report on Form N-CSR with respect to the Cavalier Funds for the fiscal period ended November 30, 2017 within the prescribed time period without unreasonable effort or expense due to a computer malfunction that resulted in delayed reporting.

The Registrant has encountered several similar failures over the last year of a third-party software system, which is used by the Registrant's fund accountants to produce the financial information included in the Form N-CSR and Form N-SAR filings for its various series. Each failure has been subsequently patched by the third-party software vendor, but, unfortunately, it has also been followed by similar, unrelated failures in the software.

Due to these repeated issues, the Registrant's fund accountants are actively seeking to convert to alternative software in the near future, which they believe  will result in timely filings going forward.

Part IV - Other Information

(1)     Name and telephone number of person to contact in regard to this notification

Matthew J. Beck (252) 984-3802

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment  Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been  filed?  If answer no, identify report(s).

[  ] Yes     [ X  ]  No

On May 31, 2017, the Registrant filed a Form 12b-25 notifying the Commission that its Form N-SAR would be filed after the required filing date.

On August 1, 2017, the Registrant filed a Form 12b-25 notifying the Commission that its Form N-SAR would be filed after the required date.

On August 1, 2017, the Registrant filed a Form 12b-25 notifying the Commission that its Form N-SAR would be filed after the required date.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject  report or portion thereof?

[  ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons  why a reasonable estimate of the results cannot be made.

Starboard Investment Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2018        By:  /s/ Ashley E. Harris, Treasurer